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CUSIP NO. 45769V 20 6                 13G                      PAGE 1 OF 5 PAGES

                                  SCHEDULE 13G

                                 (RULE 13d-102)

 Information to be Included in Statements Filed Pursuant to Rule 13d-1(b), (c) and (d) and Amendments Thereto Filed Pursuant to Rule 13d-2.



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                          (Amendment No. ___________)*

                        INRANGE TECHNOLOGIES CORPORATION
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                                (Name of Issuer)

                Class B Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                  45769V 20 6
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                                 (CUSIP Number)

                                 April 23, 2001
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            (Date of Event Which Requires Filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [ ]    Rule 13d-1(b)

                  [ ]    Rule 13d-1(c)

                  [X]    Rule 13d-1(d)

         *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).


Page 1 of 5 Pages
No Exhibit Index
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CUSIP NO. 45769V 20 6                 13G                      PAGE 2 OF 5 PAGES
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  1     Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons
        (Entities Only)

        John B. Blystone
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  2     Check the Appropriate Box if a Member of a Group     (a) [ ]
        (See Instructions)                                   (b) [ ]


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  3     SEC Use Only


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  4     Citizenship or Place of Organization

        United States
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    Number of
                           5       Sole Voting Power

      Shares                       710,000
                           -----------------------------------------------------
   Beneficially            6       Shared Voting Power

                                   0
     Owned by              -----------------------------------------------------
                           7       Sole Dispositive Power

       Each                        710,000
                           -----------------------------------------------------
     Reporting             8       Shared Dispositive Power


    Person With                    0
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  9     Aggregate Amount Beneficially Owned by Each Reporting Person

        710,000
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 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares [ ]
        (See Instructions)


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 11     Percent of Class Represented by Amount in Row (9)

        7.43%
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 12     Type of Reporting Person (See Instructions)

        IN
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ITEM 1.

(a) Name of Issuer:                             Inrange Technologies Corporation
(b) Address of Issuer's Principal
    Executive Offices:                          100 Mt. Holly By-Pass
                                                P.O. Box 440
                                                Lumberton, NJ 08048

ITEM 2.

(a) - (c) Name, Principal Business Address and Citizenship of Person Filing:

           John B. Blystone
           c/o SPX Corporation
           700 Terrace Point Drive, P.O. Box 3301
           Muskegon, MI 49443-3301
           Citizenship:  United States

(d) Title of Class of Securities: Class B Common Stock, par value $0.01 per share.
(e) CUSIP Number: 45769V 20 6

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B), OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:

(a) - (j) Not Applicable.

       If this Statement is filed pursuant to Rule 13d-1(c), check this box.


ITEM 4. OWNERSHIP

(a) As of April 23, 2001, John B. Blystone beneficially owned 710,000 shares of Class A Common Stock of the Issuer (including 700,000 shares issuable upon the exercise of vested options), which are convertible at Mr. Blystone's option into 710,000 shares of Class B Common Stock of the Issuer.

(b) If fully converted into Class B Common Stock of the Issuer, the 710,000 shares of Class A Common Stock beneficially owned by Mr. Blystone would represent 7.43% of all outstanding shares of Class B Common Stock.

(c) (i) Mr. Blystone has sole power to vote or direct the vote of 710,000 shares of Class A Common Stock and, upon full conversion, would have the sole power to vote or direct the vote of 710,000 shares of Class B Common Stock.
   (ii) Mr. Blystone does not share power to vote or to direct the vote of any shares of Class B Common Stock.


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  (iii) Mr. Blystone has sole power to dispose or direct the disposition of
        710,000 shares of Class A Common Stock and, upon full conversion, would have the sole power to dispose or direct the disposition of 710,000 shares of Class B Common Stock.

   (iv) Mr. Blystone does not share power to dispose or to direct the disposition of any shares of Class B Common Stock.


ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

         Not Applicable.


ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

         Not Applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

         Not Applicable.


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

         Not Applicable.


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

         Not Applicable.


ITEM 10. CERTIFICATION

         Not Applicable.



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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             April 23, 2001
                                             -----------------------------------
                                             Date

                                             /s/  John B. Blystone
                                             -----------------------------------
                                             Signature

                                             John B. Blystone
                                             -----------------------------------
                                             Name/Title